Exhibit 99.2
If you were anywhere near your computer yesterday, you’ve likely heard the big news. We announced our intent to acquire 3PAR. Closing remains subject to customary closing conditions.
I’m really excited about what this means for Dell storage and I wanted to send you a personal note explaining what this will mean for our portfolio.
First and foremost, we will continue to invest in Dell EqualLogic. We’ve grown EqualLogic to an $800M run rate business, and to grow the business further, we’ll continue to invest in R&D required to maintain our position as the industry’s best entry and mid-range SAN solution. I’m excited about 3PAR because, once the transaction is finalized, it will add to Dell’s ability to give our customers even more choice and flexibility at every storage tier from DAS to high-end Fibre Channel SANs. In fact, 3PAR is a natural extension of the strategy we’ve been executing for some time:
•	We have aligned our storage offerings over the last four years to provide our customers with choice and value, moving from a reseller to a solutions provider.

•	We will have the broadest storage line up in the industry. Between EqualLogic, PowerVault, 3PAR and EMC we will be positioned to provide exactly the right solution to meet our customers’ needs.

•	3PAR will provide an efficient, scale-out architecture that is tailor made for public and private cloud computing, and it features technology like persistent cache and persistent connectivity of the nodes and drives to provide great enterprise-level availability.

•	3PAR is a natural extension of Dell’s recent acquisitions and will add additional muscle to the company’s Intelligent Data Management (IDM) story. In fact, 3PAR had a number of joint customers with Exanet and is qualified with virtual resource manager Scalent, two of the recent additions to our portfolio.
This acquisition, when completed, will enhance our position in the storage industry, enabling us to compete more effectively. Ultimately, that’s what makes me excited ... delivering the best solutions for our customers!
As you can tell, we’re serious about this market, and we want to cement our place as leaders. However, we can only (and have only) done that through your continued support and passion. We want to be open about how we move forward on this, so please let me know what questions you have. The Dell storage team is really looking forward to the road ahead!
Note: The planned tender offer described in these materials has not yet commenced. This description is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell Inc. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and 3PAR Inc. will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitaion/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR Inc.’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website.